

May 10, 2011

Jeremy R. Mork
President
China Bright Star Limited
4519 Admiralty Way, Suite A
Marina del Rey, California 90292

> **Re: China Bright Star Limited**
> **Registration Statement on Form 10-12G**
> **Amended April 25, 2011**
> **File No. 000-54098**

Dear Mr. Mork:

    We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your registration statement, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2010

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

1.   We see that you amended Item 4 in the Form 10-Q for December 31, 2010. As requested in our prior comment 6, please amend the September 30, 2010 Form 10-Q to provide accurate disclosure regarding the existence of any material weaknesses in your internal controls over financial reporting.

Form 10-Q/A for the quarterly period ended December 31, 2010

Item 4. Controls and Procedures

2.   We reference the revised disclosure in your Form 10-Q/A for December 31, 2010 that

you evaluated your disclosure controls and procedures *and* internal control over financial reporting as of the interim date. As the requirement for management to assess internal control over financial reporting is an annual requirement please tell us whether you performed a complete assessment of internal control over financial reporting as of December 31, 2010. If a complete assessment was performed as of those dates, please revise future filings to include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant as required by Item 308 of Regulation S-K. If a complete assessment was not performed on those dates, please amend the filing to remove the disclosure regarding the evaluation of internal control over financial reporting as of the interim periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

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